FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Consolidated Balance Sheets

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date: July 29, 2003	By:	/s/ Salvador Milan Alcaraz
Name: Salvador Milan Alcaraz Title: Chief Financial Officer

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In millions of constant Chilean pesos of March 31, 2003 and thousands of U.S. dollars)

	At March 31,
	2002	2003	2003
ASSETS	MCh$	MCh$	ThUS$

Cash	387	616	842
Time deposits	367	703	961
Marketable securities	4,479	2,356	3,221
Receivables from Pension Fund	477	270	369
Receivables from Insurance companies	615	1,036	1,416
Receivables from State	34	65	89
Notes and accounts receivable from related companies	2,157	1,863	2,547
Commissions receivable	9	323	442
Miscellaneous Debtors (net)	1,043	1,475	2,016
Accounts receivable	73	83	113
Inventories (net)	54	35	48
Prepaid expenses	71	115	157
Deferred Taxes	214	543	742
Other Current Assets	105	0	0

TOTAL CURRENT ASSETS	10,085	9,483	12,963

Investment Reserve - Fund type A	0	948	1,296
Investment Reserve - Fund type B	0	9,691	13,247
Investment Reserve - Fund type C	78,066	58,693	80,230
Investment Reserve - Fund type D	0	8,423	11,514
Investment Reserve - Fund type E	86	3,310	4,525

TOTAL INVESTMENT RESERVE	78,152	81,065	110,812

Land	4,716	4,722	6,455
Buildings and Construction	17,097	17,132	23,418
Equipment, furnitures and fixtures	2,687	2,555	3,493
Other Fixed Assets	7,284	7,242	9,899
(Less) Accumulated depreciation	(7,378)	(7,764)	(10,613)

PROPERTY, PLANT AND EQUIPMENT, NET	24,406	23,887	32,652

Investment in related companies	15,275	18,983	25,949
Goodwill (net)	84,333	80,575	110,141
Long Term deferred tax	51	-	-
Other	935	936	1,278

TOTAL OTHER ASSETS	100,594	100,494	137,368

TOTAL ASSETS	213,237	214,929	293,795

	At March 31,

	2002	2003	2003
LIABILITIES	MCh$	MCh$	ThUS$
Bank Borrowings	3,820	3,791	5,182
Dividends payable	129	157	215
Trade accounts payable	919	1,361	1,860
Notes and accounts payable to related companies	6,699	5,940	8,120
Accounts payable to National Health Care Fund	428	516	705
Pensions Payable	49	84	115
Collections to be cleared	74	70	96
Accounts payable to Insurance Companies	335	478	653
Accruals	3,040	2,184	2,985
Withholdings	890	1,427	1,951
Withholdings from pensioners	956	1,068	1,460
Income tax	88	2,225	3,041
Deferred tax	247	111	152
Other current liabilities	90	150	205

TOTAL CURRENT LIABILITIES	17,764	19,562	26,740

Bank borrowings	6,725	3,357	4,589
Accounts payable to related companies	8,343	3,020	4,128
Long Term deferred tax	2,956	2,608	3,565
Other long-term liabilities	1,130	973	1,330

TOTAL LONG-TERM LIABILITIES	19,154	9,958	13,612

MINORITY INTEREST	-	-	-

Paid-in Capital	83,914	83,602	114,279
Price-level restatement		418	571
Additional Paid-in Capital	121	121	165
Other reserves	3,187	5,479	7,489
Accumulated deficit in development stage	(4,539)	-	-
Accumulated earnings	83,902	88,754	121,322
Net income for the period	9,734	7,035	9,616
Interim Dividends		-	-

TOTAL SHAREHOLDERS' EQUITY	176,319	185,409	253,443

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	213,237	214,929	293,795

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME
(In millions of constant Chilean pesos of March 31, 2003 and thousands of U.S. dollars)

	For the three months Period ended March 31,

	2002	2003	2003
	MCh$	MCh$	ThUS$

TOTAL OPERATING REVENUE	28,413	27,023	36,940

Fee income	23,560	24,409	33,366
Gain on mandatory investment	2,192	1,405	1,921
Other operating revenues	2,661	1,209	1,653

TOTAL OPERATING EXPENSES	(19,012)	(19,751)	(27,000)

Administrative personnel remuneration	(4,157)	(4,052)	(5,539)
Sales personnel remuneration	(1,767)	(1,954)	(2,671)
Directors remuneration	(48)	(20)	(27)
Marketing expenses	(140)	(106)	(145)
Data processing expenses	(155)	(198)	(271)
Administrative expenses	(1,825)	(2,046)	(2,797)
Depreciation for the period	(414)	(403)	(551)
Life and disability Insurance	(10,160)	(10,600)	(14,490)
Other operating expenses	(346)	(372)	(509)

OPERATING REVENUE	9,401	7,272	9,940

NON OPERATING RESULTS:
Gain on investments	331	26	36
Equity participation income of related companies	2,585	2,160	2,953
Other non operating income	151	72	98
Gain on investment in custody company	13	17	23
Amortization of goodwill	(1,246)	(1,253)	(1,713)
Interest expenses	(571)	(287)	(392)
Other non operating expenses	(53)	(103)	(141)
Price-level restatement	391	(290)	(396)
Gain for exchange rate variation	105	57	78

NON OPERATING REVENUE	1,706	399	546

Income before income tax and minority interest	11,107	7,671	10,486

Income tax	(1,373)	(636)	(869)

Consolidated income	9,734	7,035	9,617
Minority interest	-	-	-

NET INCOME FOR THE PERIOD	9,734	7,035	9,617

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS
(In millions of constant Chilean pesos of March 31, 2003 and thousands of U.S. dollars)

	For the three months Period ended March 31,

	2002	2003	2003
	MCh$	MCh$	ThUS$
Fee income	24,401	27,110	37,058
Gain on mandatory investments	49	13	18
Other operating revenues	994	1,453	1,986

TOTAL OPERATING REVENUE	25,444	28,576	39,062

Remunerations	(7,145)	(7,801)	(10,664)
Marketing expenses	(145)	(32)	(44)
Data processing expenses	(222)	(11)	(15)
Administrative expenses	(1,574)	(3,503)	(4,788)
Life and disability Insurance	(11,966)	(13,072)	(17,869)
Proceeds from other operating expenses	(637)	(57)	(78)

TOTAL OPERATING EXPENSES (LESS)	(21,689)	(24,476)	(33,458)

NET CASH FLOW PROVIDED BY OPERATING	3,755	4,100	5,604
ACTIVITIES

Bank borrowings	7,503	15,956	21,811
Other financing sources	39,584	5,246	7,171
Accounts payable to related companies	(1,551)	155	212
Payments of bank borrowings	(12,399)	(22,727)	(31,066)
Dividends payable	-	(15)	(21)
Other	(12)	-	-

NET CASH USED IN FINANCING ACTIVITIES	33,125	(1,385)	(1,893)

Sales of fixed assets	74	53	72
Sales of other investment	18	-	-
Sales of investment reserve	707	826	1,129
Other revenues from investments	261	2,548	3,483
Purchase of investment reserve	(806)	(1,092)	(1,493)
Investment in related companies	(318)	(246)	(336)
Additions to Premises and equipment	(352)	(107)	(146)
Accounts receivable from related companies	(32,504)	(2,399)	(3,279)
Other	(253)	(2)	(3)

NET CASH PROVIDED BY INVESTING ACTIVITIES	(33,173)	(419)	(573)

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS
(In millions of constant Chilean pesos of March 31, 2003 and thousands of U.S. dollars)

	For the three months Period ended March 31,

	2002	2003	2003
	MCh$	MCh$	ThUS$

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:	3,706	2,296	3,138
EFFECT OF CHANGES IN THE PURCHASING POWER			-
OF THE CHILEAN PESO ON CASH AND CASH EQUIVALENTS	108	(57)	(78)
CASH AND CASH EQUIVALENTS - BEGINNING OF THE PERIOD	1,010	1,348	1,843

CASH AND CASH EQUIVALENTS - END OF THE PERIOD	4,824	3,587	4,903

DETAIL OF CASH AND CASH EQUIVALENTS AT BEGINNING AND
END OF THE PERIOD

CASH - BEGINNING OF THE PERIOD	1,010	1,348	1,842

Cash	694	788	1,077
(Net)Time deposits	172	529	723
(Net) Marketable securities	144	31	42

CASH- END OF THE PERIOD	4,824	3,587	4,903

Cash	387	616	842
(Net)Time deposits	143	704	962
(Net) Marketable securities	4,294	2,267	3,099

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
FOR THE PERIOD	3,814	2,239	3,061

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS
(In millions of constant Chilean pesos of March 31, 2003 and thousands of U.S. dollars)

	For the three months Period ended March 31,

	2002	2003	2003
	MCh$	MCh$	ThUS$
RECONCILIATION BETWEEN NET INCOME AND OPERATING
CASH FLOW
Net Income for the period	9,734	7,035	9,616

Result from sale of assets	-	(5)	(7)

(Gain) loss from sale of assets	-	(5)	(7)

ADJUSTMENTS TO RECONCILE NET INCOME FOR THE PERIOD
TO NET CASH PROVIDED BY OPERATING ACTIVITIES	(3,798)	(766)	(1,048)

Depreciation and amortization for the period	414	403	551
Loss on investment reserve	(2,192)	(1,405)	(1,921)
Equity in losses of related companies	-	194	265
Accrued fee income	(841)	2,701	3,692
Life and disability insurance expenses	(554)	(2,471)	(3,378)
Equity in income of affiliated companies	(2,598)	(2,372)	(3,242)
Taxes	-	-	-
Amortization of goodwill	1,246	1,253	1,713
Price-level restatement	(496)	290	396
Exchange rate variation	-	(57)	(78)
Other operating funds	1,373	77	105
Other (credits) charges to income which do not represent cash flows	(150)	621	849

DECREASE (INCREASE) IN CURRENT ASSETS	2,639	(1,187)	(1,623)

Accounts receivable from Pension Fund, Insurance companies and state	(667)	(289)	(395)
Fee receivable	1,808	-	-
Inventories (net), recoverable taxes, prepaid expenses and deferred taxes	-	9	12
Other current assets	1,498	(907)	(1,240)

DECREASE IN CURRENT LIABILITIES	(4,820)	(977)	(1,335)

Notes payable, accounts payable and miscellaneous creditors	-	(1,832)	(2,504)
Accrued collections to employers and affiliated for payments in excess	(5)	(6)	(8)
Accounts payable to National Health Care, Pension Fund, Insurance	(3,719)	474	648
companies
Income tax	-	-	-
Pensions payable	3	40	55
Other current liabilities	(1,099)	347	474

NET CASH PROVIDED BY OPERATING ACTIVITIES	3,755	4,100	5,602

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In millions of constant Chilean pesos of March 31, 2003)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. General - The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile ("Chilean GAAP") as supplemented by regulations issued by the Superintendencia de Administradoras de Fondos de Pensiones (Superintendency of Pension Fund Administrators - "SAFP") and the Superintendencia de Valores y Seguros (Superintendency of Securities and Insurance - "SVS").

b. Basis of Consolidation - The consolidated financial statements include the accounts of Administradora de Fondos de Pensiones Provida S.A. (“Provida”) and its 99.9999% owned subsidiary, Provida Internacional S.A. and 99.99999% of the indirect subsidiary AFP Génesis (Ecuador). All significant transactions and balances between the companies are eliminated in consolidation.

c. Regulation and Industry Segment - The sole object of Provida is to administer Fondos de Pensiones Provida ("the Pension Funds Types A, B, C, D and E"), a defined contribution pension fund and to administer the provision of related benefits, in accordance with Decree Law 3,500 and modifications. Accordingly, Provida is regulated by the SAFP. As of 1994, in accordance with Laws 19,031 and 18,876, Provida is allowed to create subsidiaries and to invest in companies that act as depositories of securities.

d. Price-Level Restatements - All amounts in the financial statements and notes are expressed in constant Chilean pesos of March 31, 2003 purchasing power, unless otherwise stated.

The financial statements have been price-level restated in accordance with accounting principles generally accepted in Chile in order to reflect the effect of the changes in the purchasing power of the Chilean peso during each period. For this purpose, shareholders' equity and non-monetary assets and liabilities and the income statement amounts have been restated in terms of period-end constant Chilean pesos. The resulting net charge to income arises as a result of the gain or loss in purchasing power from the holding of monetary assets and liabilities exposed to the effects of inflation.

In accordance with Chilean GAAP, the restatements were calculated based on the official Consumer Price Index published by the National Institute of Statistics which was 2.5% and 3.8% for the periods ended March 30, 2002 and 2003, respectively.

For comparative purposes, the financial statements as of March 31, 2002 have been restated in terms of constant Chilean pesos of March 31, 2003 purchasing power. The restatement does not change the prior periods' statements in any way except to update the amounts to constant Chilean pesos of March 31, 2003 purchasing power.

Such price-level restatements do not purport to present appraised or replacement values and are only intended to restate all non-monetary financial statement amounts in terms of Chilean pesos of the same purchasing power and to include in net income for each period the net loss or gain resulting from the holding of monetary assets and liabilities exposed to the effects of inflation.

e. Foreign Currency - Foreign currency assets and liabilities are translated into Chilean pesos at the observed (inter-bank) rate reported by the Central Bank of Chile at the end of each period. The rates are as follows, expressed in historical Chilean pesos per United States dollar:

    March 31, 2002     Ch$655.90
    March 31, 2003     Ch$731.56

f. Financial Investments - Time deposits are stated at cost plus accrued interest and UF or US dollar indexation adjustments, as applicable.

Marketable securities: The company, as part of its trading activities maintains marketable securities, which mainly consist of recognition bonds, mutual fund units, and companies’ bonds which are recorded lower of fair value or cost. Unrealized gains and losses are recorded in income.

Mandatory Investments: Provida must achieve a minimum return on the Pension Funds’ assets, as required by D.L. 3,500, or compensate for any shortfall. To ensure the maintenance of the Funds’ Value, Provida is required to maintain a 1% investment in the amount of the corresponding pension fund which is a requirement of Chilean law. In addition to this amount, the company may maintain up to 0.02% further as an investment in the Pension Funds’ assets, which is presented as other current assets. Should the minimum return by fund not be maintained, the Company may use the proceeds from its mandatory investments to reimburse the pension fund for the shortfall.

g. Property, Plant and Equipment - Property, plant and equipment are valued at price-level restated cost. Depreciation has been determined using the straight-line method over the estimated useful lives of the assets.

Capital lease assets are recorded at present value, which is calculated using the contracted monthly installments plus the purchase option at the interest rate implicit in the respective contract. The related obligations are included in "Other current liabilities and Other long-term liabilities" in the Consolidated Balance Sheets, net of deferred interest costs. Assets obtained under financial contracts are not the legal property of the Company until it decides to exercise the related purchase option. Therefore, the Company cannot freely dispose of them.

Capital lease assets are depreciated using the straight-line method over the estimated useful lives of the assets.

h. Investments in Related Companies - Investments in related companies are included in other assets using the equity method, when there is significant influence over the affiliate. This valuation method recognizes in income the Company’s equity participation in the net income or loss of each investee on an accrual basis, after eliminating intercompany transactions. Changes in shareholders’ equity that do not affect the income of the related companies are recorded as direct charge to retained earnings, other reserves or accumulated deficit in development stage, where applicable. Under Chilean GAAP, significant influence is presumed to exist when the investment represents more than 10% and less than or equal to 50% of the investee’s outstanding shares.

i. Goodwill - Goodwill results from differences between the carrying value of assets and liabilities acquired and the acquisition cost at the purchase date. Amortization is determined using the straight-line method over 20 years.

j. Income Tax and Deferred Taxes- Provida recognizes its income tax obligations in accordance with the tax laws of the respective countries in which it operates. Deferred taxes arising from those items which are treated differently for tax and book purposes have been recorded as established in Boletín Técnico No. 60 (Technical Bulletin No. 60, or “BT60”) of the Chilean Institute of Accountants, as amended.

k. Revenue Recognition - Fee income from the Pension Fund is recognized when all the activities relating to the administration of the Pension Fund have been completed. In accordance with instructions issued by the S.A.F.P., fee income is not recognized for the Pension Funds' individual account administration until the contributions have been deposited.

l. Employee Vacations - The cost of employee vacations is recorded on a monthly accrual basis.

m. Convenience Translation to US Dollars - Provida maintains its accounting records and prepares its financial statements in Chilean pesos, the currency of the country in which the Company is incorporated and operates. The translation of Chilean pesos amounts into U.S. dollar amounts has been made solely for the convenience of readers outside Chile. The Chilean pesos amounts have been translated at the current exchange rate in effect at March 31, 2003 (Ch$731.56 = US$1). Such translations should not be construed as a representation that

Chilean pesos amounts could be converted into U.S. dollars at the above or any other rate.

n. Cash and Cash Equivalents - The Company and its subsidiaries have considered cash and cash equivalents to be all cash and investments defined under Technical Bulletin 50.

Cash flows from operating activities include all cash flows from operations, including fees from clients, payments to suppliers and personnel remuneration. In addition to the above, cash flows related to taxes, interest paid, financial income and in general all cash flows not otherwise defined as financing or investing activities are considered to be operating in nature. This concept is broader than the operating income used in the consolidated statement of income.

2.  FINANCIAL INVESTMENTS

Provida must achieve a minimum return on the Pension Funds assets (Types A, B, C, D and E), as required by Decree Law 3,500, or make up any shortfall. To guarantee this contingent liability, Provida must maintain investments named Mandatory Investments equivalent to 1% of the amount of such Pension Funds, that should be maintained in shares of each fund.

At March 31, 2002, the reserve was composed of 6,976 thousand shares of the Pension Fund Type C and 6,670 shares of the Pension Fund Type E ( formerly type 1 & 2, respectively) which equaled Ch$78,066 million and Ch$86 million, respectively . At March 31, 2003, the reserve was composed of 91 thousand units of the Pension Fund Type A which equaled Ch$948 million, 939 thousand units of the Pension Fund Type B which equaled Ch$9,691 million, 5,168 thousand units of the Pension Fund Type C which equaled Ch$58,693 million, 816 thousand units of the Pension Fund Type D which equaled Ch$8,423 million and 239 thousand units of the Pension Fund Type E which equaled Ch$3,309 million, respectively.

Financial investments are as follows:

	At March 31,
	2002	2003
	MCh$	MCh$
Marketable securities:
Time deposits	367	703
Recognition Bonds	187	97
Mutual funds	4,255	2,236
Commercial Papers	20	21
Bonds	17	2

Total	4,846	3,059

Mandatory Investments:
Pension Fund Type A	-	948
Pension Fund Type B	-	9,691
Pension Fund Type C	78,066	58,693
Pension Fund Type D	-	8,423
Pension Fund Type E	86	3,310

Total	78,152	81,065

3.  PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	At March 31,
	2002	2003
	MCh$	MCh$

Land	4,716	4,722
Buildings	17,097	17,132
Equipment, furniture and fixtures	2,687	2,555
Other fixed assets	7,284	7,242
Accumulated depreciation	(7,378)	(7,764)

Property, plant and equipment - net	24,406	23,887

4.  INVESTMENTS IN RELATED COMPANIES

Investments in related companies consist of the following:

	At March 31,

	Participation		Book value		Equity in income (loss)

	2002	2003	2002	2003	2002	2003
	%	%	MCh$	MCh$	MCh$	MCh$

AFPC Porvenir (Colombia)	20.00	20.00	7,485	8,093	412	228
Afore Bancomer (México)	7.50	7.50	2,915	4,399	1,542	1,204
AFP Horizonte (Perú)	15.90	15.90	1,594	2,031	537	718
AFP Crecer (El Salvador)	19.00	19.00	2,552	3,570	170	204
Servicios de Adm
Previsional S.A. (Chile)	37.80	37.80	158	306	(76)	(103)
SAFC de Chile S.A. (Chile)	-	37.80	318	291	-	(91)

Total			15,022	18,690	2,585	2,160

Inversiones DCV (Chile)	23.14	23.14	253	293	13	17

Total investments			15,275	18,983	2,598	2,177

5.  SHAREHOLDERS' EQUITY

Changes in shareholders' equity accounts during the three-month periods ended March 31, 2002 and 2003, are as follows (in historical amounts, with restatements of ending balances for comparative purposes):

						Accumulated
		Price	Additional			deficit in	Net		Total
	Paid-in	level	paid-in	Other	Retained	development	income for	Interim	shareholders
	capital	restatement	capital	reserves	earnings	stage	the period	dividends	equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances, December 31,
2001	81,167		117	2,892	56,565	(4,365)	32,359	(7,769)	160,966
Transfer of 2001 net income					24,590		(32,359)	7,769	-
Dividend									-
Accumulated deficit in
development period									-
amortization									-
Accumulated deficit in
development period									-
Interim dividends									-
Accumulated translation									-
adjustment of foreign
affiliates				191		(20)			171
Price level restatement		(325)	(1)	(12)	(325)	13			(650)
Net income for the period							9,378		9,378

Balances as of March 31,
2002	81,167	(325)	116	3,071	80,830	(4,372)	9,378	-	169,865

Restated to constant
Chilean pesos of
March 31, 2002	84,251	(337)	121	3,187	83,902	(4,539)	9,734	-	176,319

(continued)

							Accumulated
		Price		Additional			deficit in	Net		Total
	Paid-in	level		paid-in	Other	Retained	development	income for	Interim	shareholders
	capital	restatement		capital	reserves	earnings	stage	the period	dividends	equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$		MCh$	MCh$	MCh$
Balances, December 31,
2002	83,602			120	4,918	63,731		34,007	(9,425)	176,953
Transfer of 2002 net income						24,582		(34,007)	9,425	-
Interim dividends										-
Dividend										-
Accumulated deficit in
development period
amortization										-
Accumulated translation										-
adjustment of foreign
affiliates					536					536
Price level restatement		418		1	25	441				885
Net income for the period								7,035		7,035

Balances as of March 31,
2003	83,602	418		121	5,479	88,754	-	7,035	-	185,409

Common stock: Provida's subscribed and paid-in capital is represented by 331,316,623 no-par-value common shares.

Dividends: Dividends may only be paid out of earned income as determined in accordance with Chilean GAAP. Unless the General Meeting of Shareholders resolves otherwise by the unanimous vote of all issued shares, Chilean law requires that Provida distribute as cash dividends at least 30% of the net income of the preceding year. The Board of Directors determined that, subject to annual review, dividends will be in an amount equal to 30% up to 80% of each year’s net income.

However, Provida cannot distribute as dividends the part of earnings generated by investee companies, which should be allotted to cover the balance of the account “Development Period Accumulated Deficit” of the respective companies. In the year 2002 the balance of this account was offset against results in related companies.

Accumulated deficit in development stage : this amount represents the organization and startup expenses incurred by the foreign affiliated companies. Such expenses were recorded in equity following instructions issued by the SAFP. The deficit in each affiliated company is offset by the net income generated by the corresponding foreign affiliated companies. At year-end 2003, this account is zero.

6.  FEE INCOME

Provida receives fee income from the Pension Funds for the services it provides. Fees are charged only when there is a deposit in an affiliate's account. From January to March 2002 and 2003, the fixed fee on each account was Ch$390 per month, and the variable fee was 2.25 % from January to March 2002 and 2003, except for affiliates who do not qualify for the life and disability insurance who are subject to a variable fee of 1.4% per month for the periods ended March 31, 2002 and 2003.

Fee income received consist of the following (expressed in historical pesos plus price-level restatement of the balances to constant Chilean pesos of March 31, 2003):

	Fund Type A		Fund Type B		Fund Type C
	For the three-month		For the three-month		For the three-month
	period ended		Period ended		period ended
	March 31,		March 31,		March 31,

	2002	2003	2002	2003	2002	2003
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fixed Fees		27		675	1,522	682
Variable Fees:
Dependent affiliates		474		8,718	21,835	10,627
Variable Fees on programmed
Retirements and temporary pensions					199	155
Other fee income		2		2		46

Total	-	503	-	9,395	23,556	11,510

	Fund Type D		Fund Type E
	For the three-month		For the three-month
	period ended		Period ended
	March 31,		March 31,		Total

	2002	2003	2002	2003	2002	2003
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fixed Fees		170		32	1,522	1,586
Variable Fees:
Dependent affiliates		2,110	3	641	21,838	22,570
Variable Fees on programmed
Retirements and temporary pensions		23	1	20	200	199
Other fee income		2		2		54

Total	-	2,305	4	695	23,560	24,409

7.  INCOME TAX

Income taxes have been charged to income as follows:

	For the three-month
	Period ended March 31,

	2002	2003
	MCh$	MCh$

Provision for first category income taxes	1,253	1,848
Deferred income tax effect	(36)	(284)
Amortization of complementary accounts	155	233
Credit to provision for first category income taxes		(1,161)
Other	1

Income tax	1,373	636

8.  PRICE-LEVEL RESTATEMENT

Price-level restatement (monetary correction), described in Note 1d, charged (credited) to income is as follows:

	For the three-month
	Period ended March 31,

	Debit (credit)
	2002	2003
	MCh$	MCh$
Shareholders' equity	(673)	885
Investment in related companies	400	(524)
Other assets	(105)	(15)
Premises and equipment	125	(152)
Liabilities	(107)	32
Other liabilities	(2)	1
Accumulated depreciation	(27)	34
Income statement amounts	(2)	29

Net revenue (income) from changes in the purchasing power
of the Chilean peso	(391)	290

For practical reasons, the price-level restatement of trading and reserve securities is not computed separately from the holding gain or loss on such securities and is included in such gain or loss. Accordingly, the net loss from changes in purchasing power of the currency does not include the gain that would have been separately recognized if monetary correction on trading and reserve securities had been computed separately prior to restating trading securities to fair values and Pension Funds units to period-end values.

9.  RELATED PARTY TRANSACTIONS

Provida has transactions with companies that are under common ownership (BBVA Pensiones Chile S.A.) and other related companies.

Significant transactions with related companies in the three- month period ended March 31, 2002 and 2003 are summarized as follows:

	Amount of transactions		Effect on income Gain (loss)

	2002	2003	2002	2003
Related party and type of transaction	MCh$	MCh$	MCh$	MCh$

BBVA Pensiones Chile S.A.:
Borrowings	14,647	8,903	(248)	(41)
Rental of facilities	8	3	8	3

BBVA S.A. Oficina de Representación
Chile:
Rental of facilities		7		7

BBVA Corredores de Bolsa, BHIF S.A.:
Financial services	14	10	(14)	(10)

Servicio de Administración Previsional S.A.:
Electronic collection services		3		(3)
Accounts receivable		224		3

10. COMMITMENTS AND CONTINGENCIES

a. Disability, Survivors' and Annuity Pensions - Annuities or pensions payable under life and disability insurance that were granted prior to 1988 are the responsibility of the insurance company that granted those benefits. If the insurance company fails to meet its contractual obligations, the State will guarantee those pensions on the basis of certain minimum incomes. For annuities or pensions that exceed those minimums, the State guarantee will cover approximately 75% of the excess for a maximum of UF 45 and Provida will have to cover the balance.

In the event that the insurance company were to default on its obligations, Provida's maximum contingency would be approximately MCh$20.248 at March 31, 2003. This contingency is estimated on the basis of a life expectancy of 28 years for pensioners, a 5% annual discount rate and the State guarantee described above. The pensioners' claims against the insurance company would be privileged.

b. Insurance Contracts - Provida has purchased life and disability insurance from , ING Seguros de Vida S.A (formerly Aetna Chile Seguros de Vida S.A). The policies establish that the stated premiums will be adjusted based on formulas that take into account the actual rate of claims received and monthly and advances of financial income from insurance companies.

Provida has received refunds from ING Seguros de Vida S.A on the following disability and survivors' insurance policies:

	Period ended
	March 31,

	2002	2003
	MCh$	MCh$
Contract period:
August 1995-July 1997	350
August 1997-July 1999	1,365
August 1999-July 2001		396
August 2001-July 2003

Total rebates	1,715	396

Additional settlements on ING Seguros de Vida S.A. (Former Aetna Chile Seguros de Vida S.A.) contracts whose coverage period is complete are provided for partial settlements through March 31, 2006. The current contract with ING Seguros de Vida S.A. provides for periodic settlements through March 31, 2008. The amounts to be received cannot be determined currently.

c. Lawsuits - Provida is subject to certain claims and is a party to certain legal proceedings incidental to the normal course of its business. Provida does not believe that liabilities related to such claims and proceedings are likely to have, in the aggregate, a material effect on its financial condition or results of operations.

In 1993, 1995 and 1997 the labor union which represents certain Provida employees filed actions against Provida on behalf of the union members during 1990, 1991, 1992, 1993, 1994 and 1995. The action, which was filed in the Labor Court of Santiago, alleges certain miscalculations of payment of legally and contractually required profit sharing in those periods. According to Provida’s legal advisors, none of these lawsuits would have a material impact on Provida´s financial position.

Provida has initiated a lawsuit against Banco del Estado de Chile, claiming damages for the losses suffered by Provida and the Pension Fund when in 1986, the bank made extraordinary curtailments of mortgage-backed bonds in violation of the applicable legal and contractual statutes. In a subsequent action, Provida filed a demand for payment based on Law No.18,010.

At the close of March 2003, 65 labor actions have been brought by former employees against the Company, filed with several courts in the country. These labor actions seek the payment of approximately MCh$322. However, in the opinion of Provida’s legal advisors, these actions will not result in unfavorable effects on the results of the Company.

d. Derivative financial instruments - Provida has forward contracts and foreign exchange insurance as of March 31, 2003 in order to hedge changes in the US dollar exchange rate, which would affect their liabilities denominated in US dollars.

Market value gains or losses on the future contracts are recognized and the resulting credit or debits offset foreign exchange losses or gains on the liabilities which were hedged. These contracts resulted in the recognition of a loss of MCh$19 for the period ended March 31, 2003 (income of MCh$53 in 2002).

11. SUBSEQUENT EVENTS

•   At the Directors’ Ordinary Meeting held at April 22, 2003, the General Manager disclosed the following:

The Extraordinary Shareholders’ Meeting of the investee “Sociedad Administradora de Fondos de Cesantía de Chile S.A.” will be held on April 28, 2003 in order to approve a capital increase for UF150,000, through the issue of 15,000 new shares. From such capital increase, Provida is responsible for subscribing and paying 37.8%, i.e. 5,670 shares for UF56,700.

The renting contract with BBVA Pensiones Chile S.A. will be modified, increasing the space leased in order to be used by the project “Plataforma Tecnológica Unificada para las Administradoras de Fondos de Pensiones de América”, keeping the square meter value, and increasing the monthly value of the lease from UF 598 to UF 667.

The proposed candidates to the Board of Directors of Provida Internacional S.A. are the following:

Agustín Vidal – Aragón de Olives Gustavo Alcalde Lemarie Vitalino Nafría Aznar José Fonollosa García Miguel Angel Poduje Sapiain Alvaro Donoso

•     At the Ordinary Shareholders’ Meeting held at April 28, 2003, the following issues were approved:

To provide a final dividend for Ch$54.12 per share charged to income for 2002, which will be paid on May 23, 2003 to those individuals registered in the shareholders’ register at May 16, 2003. In addition, the interim dividend for $28 per share paid in October 2002 was ratified.

To assign Deloitte & Touche for performing the external audit of the Company and of its Pension Funds under management for 2003.

To assign La Segunda newspaper to publish notices for invitations to Shareholders’ Meetings.

In accordance with Management, between the end of the period and the date of issue of the current financial statements (May 15, 2003), no subsequent events or circumstances significantly affecting the financial statements have occurred.

* * * * * *